EXHIBIT 99.11
Indian GAAP Standalone Statement, Notes and Report

Auditor’s Report on Quarterly Financial Results and Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (the Company) for the quarter ended 31 December 2008 and the year to date results for the period 1 April 2008 to 31 December 2008, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, priscribed Companies (Accounting Standards) Rules, 2006, and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 December 2008 as well as the year to date results for the period from 1 April 2008 to 31 December 2008.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815
Bangalore
13 January 2009

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (‘the Company’) as at 31 December 2008, the Profit and Loss Account of the Company for the quarter and nine months ended on that date and the Cash Flow Statement of the Company for the nine months ended on that date, annexed thereto.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that:
(a)  we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)  in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)  the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)  in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by Companies (Accounting Standards) Rules, 2006, to the extent applicable; and
(e)  in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

  in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2008;
  in the case of the Profit and Loss Account, of the profit of the Company for the quarter and nine months ended on that date; and
  in the case of the Cash Flow Statement, of the cash flows of the Company for the nine months ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815
Bangalore
13 January 2009

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore
Balance Sheet as at	Schedule	December 31, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	16,832	13,204
		17,118	13,490

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,636	4,508
Less: Accumulated depreciation		2,152	1,837
Net book value		3,484	2,671
Add: Capital work-in-progress		847	1,260
		4,331	3,931

INVESTMENTS	4	1,184	964
DEFERRED TAX ASSETS	5	117	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,293	3,093
Cash and bank balances	7	7,854	6,429
Loans and advances	8	2,829	2,705
		13,976	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current Liabilities	9	1,869	1,483
Provisions	10	621	2,248
NET CURRENT ASSETS		11,486	8,496
		17,118	13,490

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the balance sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
January 13, 2009	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Quarter ended December 31,		Nine months ended December 31,
		2008	2007	2008	2007

Income from software services and products		5,429	3,999	15,011	11,413
Software development expenses	11	2,915	2,219	8,276	6,504
GROSS PROFIT		2,514	1,780	6,735	4,909

Selling and marketing expenses	12	240	172	712	541
General and administration expenses	13	318	281	945	790
		558	453	1,657	1,331

OPERATING PROFIT BEFORE DEPRECIATION		1,956	1,327	5,078	3,578
Depreciation		169	138	485	404
OPERATING PROFIT BEFORE TAX		1,787	1,189	4,593	3,174

Other income, net	14	48	152	256	550
Provision for investments (refer note 23.2.16)		(2)	-	(2)	-
NET PROFIT BEFORE TAX		1,833	1,341	4,847	3,724
Provision for taxation (refer to note 23.2.12)	15	235	155	597	436
NET PROFIT AFTER TAX		1,598	1,186	4,250	3,288

Balance Brought Forward		8,624	6,545	6,642	4,844
Less: Residual dividend paid		-	-	1	-
Dividend tax on the above		-	-	-	-
		8,624	6,545	6,641	4,844

AMOUNT AVAILABLE FOR APPROPRIATION		10,222	7,731	10,891	8,132
Dividend
Interim		-	-	572	343
Final		-	-	-	-
One time special dividend		-	-	-	-
Total dividend		-	-	572	343
Dividend tax		-	-	97	58
Amount transferred to general reserve		-	-	-	-
Balance in profit and loss account		10,222	7,731	10,222	7,731
		10,222	7,731	10,891	8,132

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		27.92	20.77	74.27	57.58
Diluted		27.89	20.70	74.13	57.38

Number of shares used in computing earnings per share
Basic		57,25,89,357	57,13,46,568	57,24,04,867	57,12,55,430
Diluted		57,32,82,669	57,32,85,874	57,34,83,633	57,32,10,538

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
January 13, 2009	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore
Cash Flow Statement for the	Schedule	Nine months ended December 31,
		2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		4,847	3,724
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		485	404
Interest and dividend income		(586)	(480)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		28	(37)
Changes in current assets and liabilities
Sundry debtors		(200)	(129)
Loans and advances	16	(488)	(244)
Current liabilities and provisions	17	403	107
Income taxes paid	18	(512)	(227)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,977	3,118

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(885)	(970)
Investments in subsidiaries		(22)	(103)
Investments in securities	20	(193)	-
Interest and dividend received	21	761	362
NET CASH USED IN INVESTING ACTIVITIES		(339)	(711)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		48	25
Dividends paid during the period		(2,131)	(713)
Dividend tax paid during the period		(362)	(121)
NET CASH USED IN FINANCING ACTIVITIES		(2,445)	(809)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(28)	37
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		1,165	1,635

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		7,689	5,610
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	8,854	7,245

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
January 13, 2009	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		December 31, 2008	March 31, 2008
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,26,41,503 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-) * For details of options in respect of equity shares, refer to note 23.2.11 * Also refer to note 23.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,851	2,768
	Add: Receipts on exercise of employee stock options	48	58
	Income tax benefit arising from exercise of stock options	-	25
		2,899	2,851
	General reserve - Opening balance	3,705	3,258
	Add: Transferred from Profit and Loss Account	-	447
		3,705	3,705
	Balance in Profit and Loss Account	10,222	6,642
		16,832	13,204

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at April 1,2008	Additions during the period	Deductions/ Retirement during the period	As at December 31, 2008	As at April 1,2008	For the Period	Deductions/ Retirement during the period	As at December 31, 2008	As at December 31, 2008	As at March 31, 2008
	Land : free-hold	131	40	-	171	-	-	-	-	171	131
	leasehold	98	3	-	101	-	-	-	-	101	98
	Buildings*	1,953	647	-	2,600	377	110	-	487	2,113	1,576
	Plant and machinery *#	823	263	44	1,042	397	128	44	481	561	426
	Computer equipment *#	961	200	73	1,088	760	168	73	855	233	201
	Furniture and fixtures *#	539	144	53	630	302	78	53	327	303	237
	Vehicles	3	1	-	4	1	1	-	2	2	2
		4,508	1,298	170	5,636	1,837	485	170	2,152	3,484	2,671
	Previous period	3,889	674	4	4,559	1,739	404	4	2,139	2,420
	Previous year	3,889	1,067	448	4,508	1,739	546	448	1,837	2,671

 Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
 * Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 23.2.6 for details
 # During the nine months ended December 31, 2008, certain assets which were old and not in use having a gross book value of Rs. 166 crore (net book value Nil) were retired

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore
Schedules to the Balance Sheet as at		December 31, 2008	March 31, 2008

4	INVESTMENTS*
	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Limited**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	46	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,50,00,000 (4,00,00,000) common stock of US $1.00 par value, fully paid	193	171
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	22
		986	964
	In other investments	11	11
	Less: Provision for investments	11	11
		986	964
	Non-trade(unquoted), current investments, at the lower of cost and fair value
	Certificates of deposit	198	-
	Aggregate amount of unquoted investments	1,184	964
	* Refer to note 23.2.16 for details of investments
	** Investments include 17,37,092 (17,37,092) options of Infosys BPO
5	DEFERRED TAX ASSETS
	Fixed assets	106	85
	Sundry debtors	4	7
	Others	7	7
		117	99
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	33	20
	Other debts
	Unsecured
	considered good**	3,293	3,093
	considered doubtful	56	20
		3,382	3,133
	Less: Provision for doubtful debts	89	40
		3,293	3,093
	* Includes dues from companies where directors are interested	6	2
	** Includes dues from subsidiaries (refer to note 23.2.7)	34	8
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees**
	In current accounts *	154	243
	In deposit accounts	7,419	5,772
	Balances with non-scheduled banks in foreign currencies **
	In current accounts	281	414
		7,854	6,429
	*Includes balance in unclaimed dividend account (refer to note 23.2.24a)	3	2
	**Refer to note 23.2.13 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	49	32
	Advances
	prepaid expenses	14	27
	for supply of goods and rendering of services	6	10
	advance to gratuity fund trust	-	12
	interest accrued but not due	6	186
	withholding and other taxes receivable	114	13
	others	2	7
		191	287
	Unbilled revenues	787	472
	Advance income taxes	183	215
	MAT credit entitlement (refer to note 23.2.12)	280	169
	Loans and advances to employees
	housing and other loans	44	42
	salary advances	67	64
	Electricity and other deposits	30	24
	Rental deposits	13	11
	Deposits with financial institution and body corporate (refer to note 23.2.14)	1,234	1,421
		2,829	2,705
	Unsecured, considered doubtful
	Loans and advances to employees	2	1
		2,831	2,706
	Less: Provision for doubtful loans and advances to employees	2	1
		2,829	2,705
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	41	36
	accrued salaries and benefits
	salaries	32	46
	bonus and incentives	257	329
	unavailed leave	234	149
	for other liabilities
	provision for expenses	380	239
	retention monies	45	52
	withholding and other taxes payable	259	206
	Mark to Market loss on forward and options contracts	171	116
	Gratuity obligation - unamortised amount relating to plan amendment	30	33
	Others	3	3
		1,452	1,209
	Advances received from clients	24	4
	Unearned revenue	390	268
	Unclaimed dividend	3	2
		1,869	1,483
	*Includes dues to subsidiaries (refer to note 23.2.7)	40	7
10	PROVISIONS
	Proposed dividend	-	1,559
	Provision for
	tax on dividend	-	265
	income taxes *	563	381
	post-sales client support and warranties	58	43
		621	2,248
* Refer to note 23.2.12

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore
Schedules to Profit and Loss Account for the		Quarter ended December 31,		Nine months ended December 31,
		2008	2007	2008	2007
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,275	1,743	6,329	4,987
	Overseas group health insurance	33	(43)	106	7
	Contribution to provident and other funds	63	42	160	125
	Staff welfare	19	15	51	35
	Technical sub-contractors - subsidiaries	208	192	643	575
	Technical sub-contractors - others	76	48	234	167
	Overseas travel expenses	100	75	303	221
	Visa charges and others	24	28	101	104
	Software packages
	for own use	66	65	208	154
	for service delivery to clients	5	8	27	22
	Communication expenses	12	15	41	40
	Computer maintenance	6	5	18	15
	Consumables	4	6	15	15
	Rent	6	6	19	17
	Provision for post-sales client support and warranties	18	14	21	20
		2,915	2,219	8,276	6,504
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	182	117	497	367
	Overseas group health insurance	2	(2)	4	-
	Contribution to provident and other funds	1	-	2	1
	Staff welfare	1	1	4	2
	Overseas travel expenses	20	20	76	63
	Visa charges and others	1	1	2	2
	Traveling and conveyance	-	1	2	2
	Commission and earnout charges	5	3	16	10
	Brand building	12	14	55	41
	Professional charges	4	5	17	17
	Rent	3	3	10	9
	Marketing expenses	5	4	13	13
	Telephone charges	3	2	10	6
	Communication expenses	-	1	1	1
	Printing and stationery	-	-	1	1
	Advertisements	1	1	1	4
	Sales promotion expenses	-	1	1	2
		240	172	712	541
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	68	57	197	162
	Overseas group health insurance	-	(2)	-	(2)
	Contribution to provident and other funds	4	3	10	9
	Professional charges	51	42	160	115
	Telephone charges	38	31	106	87
	Power and fuel	33	26	97	79
	Traveling and conveyance	22	27	65	69
	Overseas travel expenses	1	3	10	10
	Visa charges and others	1	-	2	-
	Office maintenance	33	32	100	86
	Guest house maintenance*	2	1	3	2
	Insurance charges	4	3	13	15
	Printing and stationery	3	3	8	10
	Donations	7	5	19	15
	Rent	5	3	15	11
	Advertisements	-	1	3	5
	Repairs to building	10	6	22	14
	Repairs to plant and machinery	7	4	16	13
	Rates and taxes	5	14	21	26
	Professional membership and seminar participation fees	4	2	7	7
	Postage and courier	1	2	6	7
	Books and periodicals	1	1	2	3
	Provision for bad and doubtful debts	14	15	52	36
	Commission to non-whole time directors	1	1	4	3
	Freight charges	1	1	1	1
	Bank charges and commission	-	-	1	1
	Research grants	1	-	3	4
	Miscellaneous expenses	1	-	2	2
		318	281	945	790
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	218	165	586	476
	Dividend received on Investment in liquid mutual funds (non-trade unquoted)	-	-	-	4
	Miscellaneous income (refer to note 23.2.15 & note 23.2.23)	23	6	33	18
	Exchange (losses) / gains	(193)	(19)	(363)	52
		48	152	256	550
	*includes tax deducted at source	54	8	129	46
15	PROVISION FOR TAXATION
	Income taxes*	231	186	726	511
	MAT credit entitlement	6	(25)	(111)	(57)
	Deferred taxes	(2)	(6)	(18)	(18)
		235	155	597	436
*Refer to note 23.2.12

INFOSYS TECHNOLOGIES LIMITED

in Rs. Crore
Schedules to Cash Flow Statements for the		Nine months ended December 31,
		2008	2007
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet*	2,829	2,360
	Add: Gratuity transitional liability	9	-
	Gratuity obligation - unamortised amount relating to plan amendment (refer to Note 23.2.21)	(30)	(37)
	Less: Deposits with financial institutions included in cash and cash equivalents**	(1,000)	(1,050)
	Interest accrued but not due	(6)	(169)
	MAT credit entitlement	(280)	(57)
	Advance income taxes separately considered	(183)	(147)
		1,339	900
	Less: Opening balance considered	(851)	(656)
		488	244
	* includes loans to subsidiary and net of gratuity transitional liability ** Excludes restricted deposits held with LIC of Rs. 234 crore (Rs.148 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	2,490	1,614
	Add/ (Less): Unclaimed dividend	(3)	(3)
	Gratuity obligation - unamortised amount relating to plan amendment	(30)	(37)
	Provisions separately considered in the cash flow statement
	Income taxes	(563)	(286)
	Dividends	-	-
	Dividend Taxes	-	-
		1,894	1,288
	Less: Opening balance considered	(1,491)	(1,181)
		403	107
18	INCOME TAXES PAID
	Charge as per the profit and loss account	597	436
	Add/(Less): Increase/(Decrease) in advance income taxes	(32)	(205)
	Increase/(Decrease) in deferred taxes	18	18
	Increase/(Decrease) in MAT credit entitlement	111	57
	(Increase)/Decrease in income tax provision	(182)	(79)
		512	227
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	1,298	674
	Less: Opening Capital work-in-progress	(1,260)	(957)
	Add: Closing Capital work-in-progress	847	1,253
		885	970
20	INVESTMENTS IN SECURITIES *
	As per the balance sheet**	1,179	942
	Less: Investment in subsidiaries	(22)	(103)
	Opening balance considered	(964)	(839)
		193	-
	* Refer to note 23.2.16 for investment and redemptions **Excluding Rs. 5 Crore interest accrued on certificates of deposit
21	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	586	480
	Less: Interest accrued on certificates of deposit	(5)
	Less: Interest accrued but not due closing balance	(6)	(169)
		761	362
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the balance sheet	7,854	6,195
	Add: Deposits with financial institutions (excluding interest accrued but not due)**	1,000	1,050
		8,854	7,245
** Excludes restricted deposits held with LIC of Rs. 234 crore (Rs.148 crore) for funding leave liability

Schedules to the Financial Statements for the quarter and nine months ended December 31, 2008

23  Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"),  Infosys Consulting, Inc. ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organization. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enha nce business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products fo r the banking industry.

23.1  Significant accounting policies

23.1.1  Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2008. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2  Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.

23.1.3  Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.
Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainity as to measurement or collectibility of consideration, is recognized based upon the percentage-of-completion. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases.  If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.

The company presents revenues net of sales and value-added taxes in its profit and loss account.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sale price and carrying value of the investment.  Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4  Provisions

A provision is recognized if, as a result of a past event, the company has a present legal  obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the expenditure required to settle the present obligation at the reporting date. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.  Where no reliable estimate can be made, a disclosure is made as contingent liability.

23.1.4.a  Post-sales client support and warranties

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

23.1.4.b  Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

23.1.5  Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets.

23.1.6  Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7  Retirement benefits to employees

23.1.7.a  Gratuity

In accordance with the Payment of Gratuity Act, 1972, the company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law. The company recognizes the net obligation of a defined benefit plan in the balance sheet as an asset or liability, respectively in accordance with AS-15. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the profit and loss account in the period in which they arise.

23.1.7.b  Superannuation

Certain employees of Infosys are also participants in the superannuation plan (the Plan) which is a defined contribution plan. Until March 2005, the company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust (the Superannuation Trust). The company has no further obligations to the Plan beyond its monthly contributions.  Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c  Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment.  Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee’s salary. The company also contributes certain portion to a government administered pension fund on behalf of its employees. The interest rate payable by the Trust to the beneficiaries every year is being notified by the government.  The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d  Compensated absences

The company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8.  Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9.  Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction.  Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10  Forward and options contracts in foreign currencies

The company uses foreign exchange forward and options contracts  to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts and futures reduce the risk or cost to the company and the company does not use those for trading or speculation purposes.

Effective April 1, 2008, the company adopted Accounting Standard AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account. Currently the hedges undertaken by the company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the profit and loss account at eac h reporting date.

23.1.11.  Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.  Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantively enacted regulations.  Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in exc ess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12.  Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also  the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13.  Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14.  Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15.  Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

23.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Salaries and bonus including overseas staff expenses *	2,525	1,917	7,023	5,516
Contribution to provident and other funds	68	45	172	135
Staff welfare	20	16	55	37
Overseas group health insurance #	35	(47)	110	5
Overseas travel expenses	121	98	389	294
Visa charges and others	26	29	105	106
Traveling and conveyance	22	28	67	71
Technical sub-contractors - subsidiaries	208	192	643	575
Technical sub-contractors - others	76	48	234	167
Software packages	-		-
For own use	66	65	208	154
For service delivery to clients	5	8	27	22
Professional charges	55	47	177	132
Telephone charges	41	33	116	93
Communication expenses	12	16	42	41
Power and fuel	33	26	97	79
Office maintenance	33	32	100	86
Guest house maintenance**	2	1	3	2
Commission and earnout charges	5	3	16	10
Brand building	12	14	55	41
Rent	14	12	44	37
Insurance charges	4	3	13	15
Computer maintenance	6	5	18	15
Printing and stationery	3	3	9	11
Consumables	4	6	15	15
Donations	7	5	19	15
Advertisements	1	2	4	9
Marketing expenses	5	4	13	13
Repairs to building	10	6	22	14
Repairs to plant and machinery	7	4	16	13
Rates and taxes	5	14	21	26
Professional membership and seminar participation fees	4	2	7	7
Postage and courier	1	2	6	7
Provision for post-sales client support and warranties	18	14	21	20
Books and periodicals	1	1	2	3
Provision for bad and doubtful debts	14	15	52	36
Commission to non-whole time directors	1	1	4	3
Sales promotion expenses	-	1	1	2
Freight charges	-	1	1	1
Bank charges and commission	-	-	1	1
Research grants	1	-	3	4
Miscellaneous expenses	2	-	2	2
	3,473	2,672	9,933	7,835
Fringe Benefit Tax (FBT) in India included in the above	11	4	22	12

*During the quarter ended and nine months ended December 31, 2007, the Company voluntarily settled with the California Division of Labor standards enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of Rs. 102 crore.

#The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the quarter ended and nine months ended December 31, 2007, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.

**for non-training purposes

23.2.2. Capital commitments and contingent liabilities

in Rs. Crore
	As at
Particulars	December 31, 2008		March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		463		600
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		2
Claims against the company, not acknowledged as debts*		101		3
(Net of Amount Rs.101 crore (Rs.101 crore) crore paid to statutory authorities)
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US$	$185.00	901	$521.00	2,085
In Euro	€ 17.00	117	€ 10.00	63
In GBP	£8.00	56	-	-
In AUD	AUD 3.00	10	-	-
Options contracts outstanding
Range barrier options in US $	$269.50	1,313	$100.00	400
Euro Accelerator in Euro	-	-	€ 12.00	76
Target Redemption structure (GBP)	-	-	-	-
Euro Forward extra	-	-	€ 5.00	32

* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs.197 crore (Rs.98 crore), including interest of Rs.43 crore (Rs.18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 is pending before the Commissioner of Income tax (Appeals), Bangalore. For fiscal 2005, the appeal will be filed with Commissioner of Income tax (Appeals) in due course.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the company’s net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs. 339 crore (Nil as at March 31, 2008).

23.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Capital goods	29	59	151	228
Software packages	2	3	3	7
	31	62	154	235

23.2.5. Activity in foreign currency

in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Earnings in foreign currency (on receipts basis)
Income from software services and products	5,337	3,826	14,706	10,944
Interest received on deposits with banks	2	5	19	14
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	111	92	379	303
Professional charges	32	16	89	54
Technical sub-contractors - subsidiaries	208	192	643	556
Other expenditure incurred overseas for software development	1,655	1,319	4,817	3,909
Net earnings in foreign currency (on the receipts and payments basis)	3,333	2,212	8,797	6,136

 23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007

Lease rentals recognized during the period	14	12	44	37

in Rs. Crore
Lease obligations	As at
	December 31, 2008	March 31, 2008

Within one year of the balance sheet date	41	28
Due in a period between one year and five years	137	88
Due after five years	19	24
	197	140

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at December 31, 2008 and March 31, 2008 :

 in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	59	16	43
	58	13	45
Plant and machinery	19	12	7
	22	13	9
Computer equipment	1	1	-
	2	2	-
Furniture & fixtures	6	5	1
	10	8	2
Total	85	34	51
	92	36	56

The aggregate depreciation charged on the above during the quarter and nine months ended December 31, 2008 amounted to Rs.2 crore and Rs.6 crore respectively (Rs.2 crore and Rs.6 crore respectively for the quarter and nine months ended December 31, 2007.)

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer to note 23.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	December 31, 2008	March 31, 2008
Within one year of the balance sheet date	-	4
Due in a period between one year and five years	-	-
Due after five years	-	-
	-	4

The rental income from Infosys BPO for the quarter and nine months ended December 31, 2008 amounted to Rs.4 crore and Rs.12 crore respectively (including payment of Rs.4 crore and Rs.8 crore for an extension period) and Rs.4 crore and Rs.13 crore respectively for the quarter and nine months ended December 31, 2007.

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at
		December 31, 2008	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *	Poland	99.98%	-
Infosys BPO (Thailand) Limited *	Thailand	99.98%	-
Pan Financial Shared Services India Private Limited *	India	99.98%	-
P-Financial Services Holding B.V. Netherlands **	Netherlands	-	99.98%
Mainstream Software Pty Limited***	Australia	100%	-

* Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and Pan Financial Shared Services India Private Limited are wholly owned subsidiaries of Infosys BPO.

** During the quarter ended December 31, 2008, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services Indian Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated.

*** Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 23.2.6, for the quarter and nine months ended December 31, 2008 and 2007 are as follows:

in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Capital transactions:

Financing transactions
Infosys Mexico	-	18	-	22
Infosys Consulting	-	-	22	81

Loans
Infosys China	-	-	10	11

Revenue transactions:
Purchase of services
Infosys Australia	113	114	356	361
Infosys China	25	14	57	39
Infosys Consulting	59	61	206	170
Infosys BPO	1	-	1	-
Infosys Mexico	10	1	23	1

Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	4	4	15	6

Interest Income
Infosys China	1	-	2	-

Sale of services
Infosys Australia	2	1	3	2
Infosys China	2	-	2	-
Infosys Consulting	-	1	4	1

Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	14	11	38	32
Infosys Consulting	1	1	2	1

Details of amounts due to or due from and maximum dues from subsidiaries for the nine months ended December 31, 2008 and year ended March 31, 2008:

in Rs. Crore
Particulars	As at
	December 31, 2008	March 31, 2008

Loans and advances
Infosys China	49	32
Debtors
Infosys China	21	8
Infosys Australia	4	-
Infosys Consulting	8	-
Infosys Mexico	1	-
Creditors
Infosys China	17	7
Infosys Australia	13	-
Infosys Consulting	10	-
Infosys Mexico	-	-
Maximum balances of loans and advances
Infosys BPO (Including subsidiaries)	-	2
Infosys Australia	32	31
Infosys China	49	32
Infosys Mexico	3	-
Infosys Consulting	17	16

During the quarter and nine months ended December 31, 2008, an amount of Rs.5 crore and Rs.15 crore respectively (Rs.5 crore and Rs.15 crore respectively for the quarter and nine months ended December 31, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.8. Transactions with key management personnel

Key Management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2008 and December 31, 2007 have been detailed in Schedule 23.3 since the amounts are less than a crore.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Capital	31	-	31	-
Revenue	55	45	152	154

23.2.10. Dues to micro and small enterprises

The company has no dues to micro and small enterprises during the quarter and nine months ended December 31, 2008 and as at December 31, 2008 and March 31, 2008.

23.2.11. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	12,15,945	20,84,124	15,30,447	20,84,124
Granted	-	-	-	-
Less: exercised	65,406	1,62,633	3,41,008	1,62,633
forfeited	28,222	-	67,122	-
Options outstanding, end of period	11,22,317	19,21,491	11,22,317	19,21,491

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	11,03,862	18,31,218	14,94,693	18,97,840
Granted	-	-	-	-
Less: exercised	76,242	1,81,442	3,04,737	1,81,442
forfeited	17,865	4,477	1,80,201	71,099
Options outstanding, end of period	10,09,755	16,45,299	10,09,755	16,45,299

The aggregate options considered for dilution are set out in note 23.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

in Rs. crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Net Profit:
As Reported	1,598	1,186	4,250	3,288
Less: Stock-based employee compensation expense	1	3	5	9
Adjusted Proforma	1,597	1,183	4,245	3,279

Basic Earnings per share as reported	27.92	20.77	74.27	57.58
Proforma Basic Earnings per share	27.89	20.71	74.16	57.40
Diluted Earnings per share as reported	27.89	20.70	74.13	57.38
Proforma Diluted Earnings per share	27.86	20.64	74.02	57.20

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and nine months ended December 31, 2008, 65,406 and 3,41,008 equity shares, 76,242 and 3,04,737 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs.2 crore for the nine months ended December 31, 2008 has been paid by the Company and subsequently recovered from the employees. For the quarter ended December 31, 2008, FBT on exercise of stock options was less than Rs.1 crore. Consequently, there is no impact on the profit and loss account.

23.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs.280 crore and Rs.169 crore was carried forward and disclosed under "Loans and Advances" in the balance sheet as of December 31, 2008 and March 31, 2008, respectively.

The tax provision for the quarter ended December 31, 2008 includes a net reversal of Rs. 62 crore pertaining to earlier periods, comprising of Rs. 158 crore for provisions no longer required which is offset by a charge of Rs. 96 crore due to re-assessment of an uncertain tax position. Further, the tax provision for the nine months ended December 31, 2008, December 2007 and fiscal 2008 includes a reversal of Rs. 93 crore (net), Rs. 101 crore and Rs. 121 crore (net) respectively.

23.2.13. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

 in Rs. crore
Balances with non-scheduled banks	As at
	December 31, 2008	March 31, 2008
In Current accounts
ABN Amro Bank, Taiwan	1	-
Bank of America, USA	174	272
Citibank NA, Australia	23	30
Citibank NA, Thailand	1	-
Citibank NA, Japan	1	2
Deutsche Bank, Belgium	11	5
Deutsche Bank, Germany	2	5
Deutsche Bank, Netherlands	1	3
Deutsche Bank, France	5	2
Deutsche Bank, Zurich, Switzerland	2	1
Deutsche Bank, UK	44	76
HSBC Bank, UK	5	2
Royal Bank of Canada, Canada	9	12
Deutsche Bank, Spain	2	2
Nordbanken, Stockholm, Sweden	-	1
Svenska Handelsbanken, Sweden	-	1
	281	414

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. crore
Balances with scheduled banks in India	As at
	December 31, 2008	March 31, 2008
In Current accounts
Citibank-Unclaimed dividend accounts	1	1
Deustche Bank	52	39
Deustche Bank-EEFC account in Euro	1	23
Deustche Bank-EEFC account in Swiss Franc	1	10
Deustche Bank-EEFC account in United Kingdom Pound Sterling	44	17
Deustche Bank-EEFC account in US dollars	13	127
HDFC Bank-Unclaimed dividend accounts	1	-
ICICI Bank	34	20
ICICI Bank-EEFC account in US Dollar	6	5
ICICI bank-Unclaimed dividend accounts	1	1
	154	243
In Deposit accounts
ABN Amro Bank	100	-
Axis Bank	-	250
Bank of Baroda	500	500
Bank of India	-	500
Bank of Maharashtra	493	362
Barclays Bank	140	280
Canara Bank	528	115
Corporation Bank	425	440
DBS Bank	25	-
HDFC Bank	260	450
HSBC Bank	488	250
ICICI Bank	10	1,000
IDBI Bank	500	475
ING Vysya Bank	25	-
Punjab National Bank	535	-
Standard Chartered Bank	240	-
State Bank of India	2,000	1,000
State Bank of Mysore	500	-
Syndicate Bank	500	-
The Bank of Nova Scotia	150	150
	7,419	5,772
Total Cash and bank balances as per balance sheet	7,854	6,429

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	2	3	2
Bank of America, Palo Alto, USA	956	637	956	637
Citibank NA, Melbourne, Australia	179	98	179	117
Citibank NA, Tokyo, Japan	45	14	45	14
Deutsche Bank, Brussels, Belgium	31	37	33	38
Deutsche Bank, Frankfurt, Germany	26	17	26	17
Deutsche Bank, Amsterdam, Netherlands	41	1	41	2
Deutsche Bank, Paris, France	9	4	9	5
Deutsche Bank, Spain	2	2	2	2
Deutsche Bank, Zurich, Switzerland	18	6	36	15
Deutsche Bank, UK	267	146	350	169
HSBC Bank PLC, Croydon, UK	4	19	8	32
Nordbanken, Stockholm, Sweden	1	1	1	1
Royal Bank of Canada, Toronto, Canada	42	13	42	13
Svenska Handels Bank, Stockholm, Sweden	2	1	3	1
UFJ Bank, Tokyo, Japan	1	3	6	3
Morgan Stanley Bank,US-Account	3	-	9	-
Citibank NA, Singapore	12	-	24	-
Citibank NA, Thailand	-	-	1	-
Deutsche Bank, Zurich, Switzerland USD account	8	-	31	-

23.2.14. Loans and advances

 “Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	December 31, 2008	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	1,000
GE Capital Services India	-	260
Life Insurance Corporation of India (LIC)	234	161
	1,234	1,421

Maximum balance (Including accrued Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	1,030	1,056	1,030
GE Capital Services India	-	203	271	268
Life Insurance Corporation of India	234	148	234	148

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.24.b.)

23.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets during the quarter and nine months ended December 31, 2008 and 2007 is less than Rs. 1 crore and accordingly disclosed in note 23.3
Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,

	2008	2007	2008	2007
Charged during the period	38	5	43	8

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2008.

23.2.16. Details of Investments

in Rs. crore
Particulars	As at
	December 31, 2008	March 31, 2008
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (53,85,251) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	9	9
M-Commerce Ventures Pte Ltd, Singapore
563 (563) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock #	-	2
Merasport Technologies Private Limited **
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	-
	11	11
Less: Provision for investment	11	11
	-	-

* During the year ended March 31, 2008 all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.

# During the nine months ended December 31, 2008 investments in M-Commerce Ventures Pte Ltd., Singapore were liquidated.

** During the quarter ended December 31, 2008, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The Investment was fully provided for during this quarter based on dimunition other than temporary.

Details of investments in and disposal of securities during the quarter and nine months ended December 31, 2008 and 2007:

in Rs. crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Investment in securities
Subsidiaries	-	18	22	103
Long-term investments	2	-	2	-
Certificate of deposits*	198	-	198	-
Liquid Mutual funds	-	-	-	1,518
	200	18	222	1,621
Redemption / Disposal of Investment in securities
Long-term investments	-	-	-	-
Liquid Mutual funds	-	-	-	1,518
	-	-	-	1,518
Net movement in investments	200	18	222	103

* Balances held in Certificate of deposits

in Rs. crore
Particulars	As at
	December 31, 2008	March 31, 2008
10,000 Units of Rs. 100,000 each of ICICI Bank	99	-
10,000 Units of Rs. 100,000 each of Punjab National Bank	99	-
	198	-

Particulars of investments made during the quarter and nine months ended December 31, 2008 and 2007:

in Rs. crore
Particulars of investee companies	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Infosys Consulting	-	-	22	81
Infosys Mexico	-	18	-	22
Infosys China	-	-	-	-
Infosys BPO	-	-	-	-
	-	18	22	103

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of December 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregrate consideration of Rs.22 crore consequent to the forward share purchase agreement entered with them in February 2007.

Investment in Infosys Consulting

During the year ended March 31, 2008, the company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidiary Infosys Consulting Inc. During the nine months ended December 31, 2008, the company made an additional investment of US$5 million (Rs.22 crore). As of December 31, 2008, the company has invested an aggregate of US$45 million (Rs.193 crore) in the subsidiary.

23.2.17. Segment reporting

The company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended December 31, 2008 and 2007:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,940	1,039	860	720	870	5,429
	1,511	561	801	507	619	3,999
Identifiable operating expenses	795	451	371	305	355	2,277
	603	255	345	210	273	1,686
Allocated expenses	427	229	189	158	193	1,196
	373	139	197	125	152	986
Segmental operating income	718	359	300	257	322	1,956
	535	167	259	172	194	1,327
Unallocable expenses						169
						138
Operating income						1,787
						1,189
Other income (expense), net						46
						152
Net profit before taxes						1,833
						1,341
Income taxes						235
						155
Net profit after taxes						1,598
						1,186

Industry Segments

Nine months ended December 31, 2008 and 2007:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,251	2,824	2,613	1,948	2,375	15,011
	4,239	1,607	2,305	1,413	1,849	11,413
Identifiable operating expenses	2,249	1,211	1,086	847	1,016	6,409
	1,807	729	1,030	608	813	4,987
Allocated expenses	1,232	663	615	457	557	3,524
	1,057	401	576	352	462	2,848
Segmental operating income	1,770	950	912	644	802	5,078
	1,375	477	699	453	574	3,578
Unallocable expenses						485
						404
Operating income						4,593
						3,174
Other income (expense), net						254
						550
Net profit before taxes						4,847
						3,724
Income taxes						597
						436
Net profit after taxes						4,250
						3,288

Geographic Segments

Quarter ended December 31, 2008 and 2007:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	3,573	1,325	55	476	5,429
	2,545	1,081	53	320	3,999
Identifiable operating expenses	1,501	558	10	208	2,277
	1,076	409	17	184	1,686
Allocated expenses	786	292	12	106	1,196
	628	267	13	78	986
Segmental operating income	1,286	475	33	162	1,956
	841	405	23	58	1,327
Unallocable expenses					169
					138
Operating income					1,787
					1,189
Other income (expense), net					46
					152
Net profit before taxes					1,833
					1,341
Income taxes					235
					155
Net profit after taxes					1,598
					1,186

Geographic Segments

Nine months ended December 31, 2008 and 2007:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	9,664	3,835	180	1,332	15,011
	7,230	3,037	161	985	11,413
Identifiable operating expenses	4,163	1,564	45	637	6,409
	3,171	1,217	41	558	4,987
Allocated expenses	2,266	902	42	314	3,524
	1,804	757	41	246	2,848
Segmental operating income	3,235	1,369	93	381	5,078
	2,255	1,063	79	181	3,578
Unallocable expenses					485
					404
Operating income					4,593
					3,174
Other income (expense), net					254
					550
Net profit before taxes					4,847
					3,724
Income taxes					597
					436
Net profit after taxes					4,250
					3,288

23.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at December 31, 2008 the company has provided for doubtful debts of Rs.56 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

 in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended December 31,		Nine months ended December 31,
		2008	2007	2008	2007
Interim dividend for fiscal 2009	10,97,63,357	110	-	110	-
Interim dividend for fiscal 2008	10,92,19,011	-	66	-	66
Final dividend for fiscal 2007	10,92,18,536	-	-	-	71
Final dividend for fiscal 2008	10,95,11,049	-	-	79	-
Special dividend for fiscal 2008	10,95,11,049	-	-	219	-

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,25,89,357	57,13,46,568	57,24,04,867	57,12,55,430
Add: Effect of dilutive issues of shares/stock options	6,93,312	19,39,306	10,78,766	19,55,108
Number of shares considered as weighted average shares and potential shares outstanding	57,32,82,669	57,32,85,874	57,34,83,633	57,32,10,538

23.2.21 Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	As at
	December 31, 2008	March 31, 2008
Obligations at period beginning	217	221
Service Cost	36	47
Interest cost	8	16
Actuarial (gain)/ loss	6	(9)
Benefits paid	(19)	(21)
Amendment in benefit plans	-	(37)
Obligations at period end	248	217
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	229	221
Expected return on plan assets	9	18
Actuarial gain	6	2
Contributions	23	9
Benefits paid	(19)	(21)
Plans assets at period end, at fair value	248	229
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	248	229
Present value of the defined benefit obligations at the end of the period	248	217
Asset recognized in the balance sheet	-	12
Assumptions
Interest rate	5.25%	7.92%
Estimated rate of return on plan assets	5.25%	7.92%

in Rs. Crore
	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Gratuity cost for the period
Service cost	19	12	36	32
Interest cost	(1)	4	8	12
Expected return on plan assets	1	(4)	(9)	(13)
Actuarial (gain)/loss	2	(3)	-	(4)
Plan amendment amortization	(1)	(1)	(3)	(3)
Net gratuity cost	20	8	32	24

Actual return on plan assets	5	5	15	15

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at December 31, 2008 and March 31, 2008 amounted to Rs. 30 crore and Rs.33 crore, respectively and disclosed under "Current Liabilities".

The company expects to contribute approximately Rs. 15 crores to the gratuity trust during fiscal 2009.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

The company contributed Rs.35 crore and Rs.29 crore to the provident fund during the quarter ended December 31, 2008 and 2007 and Rs.101 crore and Rs.81 crore during the nine months ended December 31, 2008 and 2007 respectively.

23.2.22.b Superannuation

The company contributed Rs.13 crore and Rs.11 crore to the superannuation plan during the three months ended December 31, 2008 and 2007 and Rs.39 crore and Rs.31 crore during the nine months ended December 31, 2008 and 2007 respectively.

23.2.23 Miscellaneous Income

 Miscellaneous income of Rs. 23 crore during the quarter ended December 31, 2008 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc, towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

23.2.24 Cashflow statement

23.2.24.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 3 crore as at December 31, 2008 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

23.2.24.b Restricted cash

Deposits with financial institutions and body corporate as at December 31, 2008 include an amount of Rs.234 crore (Rs. 161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule Description		As at
		December 31, 2008	March 31, 2008

3	Fixed assets
	Depreciation & Amortization for the period
	Vehicles	0.36	0.36

7	Cash on Hand	0.01	-

8	Loans And Advances
	Advance to gratuity fund trust	0.02	12.38

23.2.7	Related party transactions
	Debtors- Infosys BPO s.r.o.	0.35	-
	Creditors- Infosys BPO	0.49	-
	Creditors- Infosys Mexico	0.34	-

23.2.13	Balances with non-scheduled banks
	- Bank of Baroda	0.05	0.02
	- State Bank of India	0.05	0.02

	Balances with non-scheduled banks
	- ABN Amro Bank, Denmark	0.01	0.01
	- ABN Amro Bank, Taiwan	0.93	0.23
	- Citibank NA, Singapore	0.46	0.02
	- Citibank NA, Thailand	0.53	0.31
	- Nordbanken, Sweden	0.21	0.89
	- Svenska Handelsbanken, Sweden	0.02	1.23
	- The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.07	-
	- Deutsche Bank, Zurich, Switzerland	0.11	1.34

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended December 31,		Nine months ended December 31,

		2008	2007	2008	2007

Profit & Loss
12	Selling and Marketing expenses
	Overseas group health insurance	0.28	(2.00)	0.23	0.43
	Contribution to provident and other funds	-	0.46	-	1.32
	Visa charges and others	-	-	-	1.13
	Printing & Stationery	0.29	0.29	0.77	0.86
	Office maintenance	0.09	0.15	0.30	0.30
	Computer maintenance	-	0.09	-	0.11
	Software Packages for own use	0.02	0.01	0.04	0.08
	Communication Expenses	0.23	-	1.08	0.43
	Rates and Taxes	0.01	-	0.02	0.01
	Sales Promotion expenses	(0.11)	-	1.23	0.94
	Consumables	-	0.07	0.12	0.18
	Insurance charges	0.02	-	0.02	-
	Advertisements	0.48	0.57	1.44	3.72
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.19	0.12	0.49	0.30
	Overseas group health insurance	0.28	-	0.23	(0.17)
	Visa charges others	0.99	(0.01)	2.47	0.22
	Auditor’s remuneration :
	Statutory audit fees	0.16	0.16	0.47	0.48
	Certification Charges	0.01	0.01	0.04	0.03
	Out-of-pocket expenses	-	0.01	0.02	0.03
	Research grants	0.93	0.41	2.99	3.93
	Bank charges and commission	0.55	0.25	1.18	0.85
	Miscellaneous Expenses	-	0.47	0.78	-
	Advertisements	0.49	1.36	3.42	5.36
23.2.1	Agg regate expenses
	Provision for doubtful loans and advances	0.19	0.12	0.49	0.30
	Sales promotion expenses	(0.11)	-	1.23	0.94
	Auditor’s remuneration
	Statutory audit fees	0.16	0.16	0.47	0.48
	Certification Charges	0.01	0.01	0.04	0.03
	Out-of-pocket expenses	-	0.01	0.02	0.03
	Bank charges and commission	0.55	0.25	1.18	0.85
	Research grants	0.93	0.41	2.99	3.93
	Miscellaneous Expenses	-	0.47	0.78	-
23.2.7	Related party transactions
	Revenue transactions
	Interest income - Infosys China	0.75	0.48	1.75	0.48
	Sale of services - Infosys conulting	0.13	0.36	4.13	0.36
23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.05	0.01	0.11	0.05
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	-	-	-	(0.01)
	Profit/(loss) on disposal of fixed assets, net	0.05	0.01	0.11	0.04
23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.07	0.11	0.07	0.25
	- Citibank NA, Singapore	-	0.07	-	0.08
	- Citibank NA, Thailand	0.01	0.33	-	0.33

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Nine months ended December 31,

		2008	2007

Cash Flow	Profit/ loss on sale of fixed assets	0.11	0.04
Statement	Provisions for investments	1.84	0.36
	Proceeds on disposal of fixed assets	0.16	0.04

Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and nine months ended December 31, 2008 and 2007 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.08	0.01	0.19	0.28
	0.06	0.01	0.22	0.29
	0.22	0.05	0.41	0.68
	0.15	0.04	0.38	0.57
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.08	0.01	0.19	0.28
	0.06	0.01	0.22	0.29
	0.22	0.05	0.42	0.69
	0.15	0.04	0.38	0.57
Chief Operating Officer
S D Shibulal	0.09	0.02	0.18	0.29
	0.05	0.01	0.22	0.28
	0.22	0.05	0.40	0.67
	0.14	0.04	0.36	0.54
Whole-time Directors
K Dinesh	0.08	0.02	0.20	0.30
	0.06	0.01	0.22	0.29
	0.22	0.05	0.42	0.69
	0.15	0.04	0.38	0.57

T V Mohandas Pai	0.09	0.03	0.49	0.61
	0.09	0.03	0.51	0.63
	0.27	0.07	1.72	2.06
	0.24	0.07	0.93	1.24

Srinath Batni	0.09	0.02	0.31	0.42
	0.08	0.02	0.33	0.43
	0.26	0.06	1.18	1.50
	0.22	0.06	0.61	0.89
Chief Financial Officer
V Balakrishnan	0.07	0.02	0.44	0.53
	0.07	0.02	0.45	0.54
	0.21	0.05	1.94	2.20
	0.20	0.06	0.64	0.90
Executive Council Members
Ashok Vemuri	0.54	-	0.49	1.03
	0.40	-	0.80	1.20
	1.44	-	2.04	3.48
	1.17	-	1.23	2.40

Chandra Shekar Kakal	0.06	0.01	0.31	0.38
	0.06	0.01	0.25	0.32
	0.19	0.04	1.21	1.44
	0.18	0.04	0.44	0.66

B.G. Srinivas	0.45	-	0.97	1.42
	0.44	-	0.71	1.15
	1.40	-	2.79	4.19
	1.23	-	1.34	2.57

Subhash B. Dhar	0.06	0.01	0.16	0.23
	0.05	0.01	0.22	0.28
	0.17	0.04	0.93	1.14
	0.13	0.03	0.28	0.44

Particulars of remuneration and other benefits of non-executive/ independent directors and for the quarter and nine months ended December 31, 2008 and 2007 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.18	-	-	0.18
	0.14	-	-	0.14
	0.51	-	-	0.51
	0.41	-	0.01	0.42
Prof.Marti G. Subrahmanyam	0.19	-	0.09	0.28
	0.11	-	0.02	0.13
	0.52	-	0.24	0.76
	0.35	-	0.11	0.46
Dr.Omkar Goswami	0.15	-	-	0.15
	0.11	-	-	0.11
	0.42	-	0.02	0.44
	0.34	-	0.01	0.35
Claude Smadja	0.17	-	0.05	0.22
	0.11	-	-	0.11
	0.49	-	0.20	0.69
	0.32	-	0.12	0.44
Rama Bijapurkar	0.14	-	-	0.14
	0.11	-	-	0.11
	0.40	-	0.01	0.41
	0.34	-	-	0.34
Sridar A Iyengar	0.18	-	-	0.18
	0.11	-	0.03	0.14
	0.51	-	0.14	0.65
	0.33	-	0.10	0.43
David L. Boyles	0.17	-	0.05	0.22
	0.11	-	-	0.11
	0.49	-	0.18	0.67
	0.35	-	-	0.35
Jeffrey S. Lehman	0.18	-	-	0.18
	0.10	-	-	0.10
	0.49	-	0.17	0.66
	0.32	-	-	0.32
N R Narayana Murthy *	0.17	-	-	0.17
	0.12	-	-	0.12
	0.46	-	-	0.46
	0.37	-	-	0.37
* Non-executive chairman of the board and chief mentor.